SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                        CSL LIGHTING MANUFACTURING, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   12637Q 20 7
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    Max Munn
                                 Interiors, Inc.
                              320 Washington Street
                           Mt. Vernon, New York 10553
                                 (212) 665-5400
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                    Copy to:
                             Stephen A. Weiss, Esq.
                                Greenberg Traurig
                                 200 Park Avenue
                            New York, New York 10166
                                 (212) 801-9200

                                  March 2, 1999
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 10 Pages)

------------------------                            ----------------------------
CUSIP No. 12637Q 20 7              SCHEDULE 13D          Page 2 of 10 Pages
------------------------                            ----------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Interiors, Inc.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                         |_|
                                                                         (b)
                                                                         |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     WC/OO (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
                                                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER                1,191,752 (See Item 5)
  SHARES
BENEFICIALLY        ------------------------------------------------------------
 OWNED BY           8    SHARED VOTING POWER                                -0-
   EACH
 REPORTING          ------------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER           1,191,752 (See Item 5)

                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER                            -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,191,752 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     51.0% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
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

------------------------                            ----------------------------
CUSIP No. 12637Q 20 7              SCHEDULE 13D          Page 3 of 10 Pages
------------------------                            ----------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Laurie Munn
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                         |_|
                                                                         (b)
                                                                         |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
                                                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER                  413,538 (See Item 5)
  SHARES
BENEFICIALLY        ------------------------------------------------------------
 OWNED BY           8    SHARED VOTING POWER                                -0-
   EACH
 REPORTING          ------------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER             413,538 (See Item 5)

                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER                            -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     413,538 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

------------------------                            ----------------------------
CUSIP No. 12637Q 20 7              SCHEDULE 13D          Page 4 of 10 Pages
------------------------                            ----------------------------

--------------------------------------------------------------------------------
1    NAMES OF REPORTING PERSONS
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

     Max Munn
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                    (a)
                                                                         |_|
                                                                         (b)
                                                                         |_|
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     AF (See Item 3)
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)
                                                                         |_|
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     United States of America
--------------------------------------------------------------------------------
 NUMBER OF          7    SOLE VOTING POWER                  413,538 (See Item 5)
  SHARES
BENEFICIALLY        ------------------------------------------------------------
 OWNED BY           8    SHARED VOTING POWER                                -0-
   EACH
 REPORTING          ------------------------------------------------------------
PERSON WITH         9    SOLE DISPOSITIVE POWER             413,538 (See Item 5)

                    ------------------------------------------------------------
                    10   SHARED DISPOSITIVE POWER                            -0-

--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     413,538 (See Item 5)
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                                                      |_|

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     17.7% (See Item 5)
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     IN
--------------------------------------------------------------------------------

Item 1. Security and Issuer.

            This Statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.01 per share (the "CSL Common Stock"), of CSL Lighting Manufacturing, Inc., a Delaware corporation ("CSL"). The principal executive offices of CSL are located at 27615 Avenue Hopkins, Valencia, California 91355-3447.

Item 2. Identity and Background.

            (a) - (c) and (f). This Statement is being filed by (i) Interiors, Inc., a Delaware corporation ("Interiors"), with its principal executive offices located at 320 Washington Street, Mt. Vernon, New York 10553, (ii) Laurie Munn, a United States citizen ("Laurie Munn"), residing at 67 Tompkins Avenue, Hastings-on-Hudson, New York 10706, and (iii) Max Munn, a United States citizen ("Max Munn"), residing at 67 Tompkins Avenue, Hastings-on-Hudson, New York 10706. Interiors, Laurie Munn and Max Munn are collectively referred to herein as the "Reporting Persons." The name, citizenship, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of Interiors are set forth in Exhibit 1 attached hereto, which is incorporated herein by reference.

            Interiors is a leading designer, manufacturer and marketer of a broad range of decorative accessories for the residential, commercial, institutional and contract markets, including museum-quality traditional and contemporary picture frames, framed wall mirrors, framed hand-painted oil paintings, framed prints under glass, portable and installed lighting and lighting fixtures, sculptures and decorative tabletop accessories.

            2,455,000 shares of Interiors Class B common stock, par value $0.001 per share (the "Interiors Class B Common Stock"), are beneficially owned by Laurie Munn as of March 2, 1999. Shares of Interiors Class B Common Stock are identical to, and entitle the holders thereof to the same rights and privileges as, shares of Interiors Class A common stock, par value $0.001 per share (the "Interiors Class A Common Stock" and, together with the Interiors Class B Common Stock, the "Interiors Common Stock"), except that holders of Interiors Class A Common Stock are entitled to cast one vote per share on all matters upon which stockholders of Interiors are entitled to vote and holders of Interiors Class B Common Stock are entitled to cast five votes per share on all such matters. Accordingly, approximately 9.6% of the outstanding shares of Interiors Common Stock and approximately 34.7% of the voting power of Interiors are beneficially owned by Laurie Munn and her spouse, Max Munn, as of March 2, 1999. Max Munn disclaims beneficial ownership of the shares of Interiors Common Stock beneficially owned by his spouse, Laurie Munn.

            Laurie Munn is currently unemployed. Max Munn is currently the President and Chief Executive Officer and a director of Interiors and is also currently Chairman of the Board of CSL.

            (d) and (e). During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any of the persons named in Exhibit 1 attached hereto and incorporated herein by reference, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


                               Page 5 of 10 Pages

Item 3. Source and Amount of Funds or Other Consideration.

            Pursuant to a Stock Purchase Agreement, dated as of March 1, 1999, by and between Interiors and CSL (the "Purchase Agreement"), Interiors acquired from CSL 1,191,752 newly issued shares of CSL Common Stock, representing 51.0% of the outstanding shares of CSL Common Stock as of March 2, 1999 (giving effect to such issuance), in exchange for (i) 1,927 shares of Interiors Series C Preferred Stock, par value $0.01 and liquidation preference $1,000 per share (the "Series C Preferred Stock"), issued to certain creditors of CSL for the cancellation of certain CSL debt and (ii) $600,000 in cash. The transactions contemplated by the Purchase Agreement were consummated on March 2, 1999. Giving effect to the completion of the transactions contemplated by the Purchase Agreement, Interiors beneficially owns an aggregate of 1,191,752 shares of CSL Common Stock (representing 51.0% of the outstanding shares of CSL Common Stock on March 2, 1999). By virtue of Laurie Munn's and Max Munn's beneficial ownership of approximately 9.6% of the outstanding shares of Interiors Common Stock and approximately 34.7% of the voting power of Interiors (see Item 2 above), both Laurie Munn and Max Munn may be deemed to indirectly beneficially own 413,538 shares of CSL Common Stock (representing 17.7% of the outstanding shares of CSL Common Stock on March 2, 1999).

            The consideration used by Interiors to acquire the securities covered by this Statement was provided as follows: (i) 1,927 shares of Series C Preferred Stock were issued by Interiors to certain CSL creditors from Interiors' authorized shares of preferred stock set forth in its Certificate of Incorporation, as amended; and (ii) $600,000 in cash was provided from Interiors' working capital.

            A copy of the Purchase Agreement is attached as Exhibit 99.1 of Interiors' Current Report on Form 8-K, dated March 2, 1999 (the "Current Report"), is specifically incorporated herein by reference, and the descriptions herein of such Purchase Agreement are qualified in their respective entirety by reference to such Exhibit.

Item 4. Purpose of Transaction.

            The Reporting Persons acquired their shares of CSL Common Stock for investment purposes and not with the view to or for sale in connection with any distribution thereof. The Reporting Persons have no present intention or plan to effect any distribution of their shares of CSL Common Stock. Interiors acquired its shares of CSL Common Stock in order to acquire a significant equity interest in CSL, certain of whose businesses are similar to businesses conducted by Interiors. Such Reporting Persons from time to time may review the merits of their investment in CSL and evaluate their options with respect thereto.

            As contemplated by the Purchase Agreement, Interiors and CSL entered into a Standstill Agreement, dated as of March 1, 1999 (the "Standstill Agreement"), at the time of the purchase of the shares to which this Statement relates. The Standstill Agreement is attached as Exhibit 99.2 of the Current Report, is specifically incorporated herein by reference, and the following description of such Standstill Agreement is qualified in its entirety by reference to such Exhibit.

            Pursuant to the Standstill Agreement, during a standstill period ending July 28, 1999 (which period is subject to early termination in certain circumstances set forth in the Standstill Agreement), Interiors and its "affiliates" (as such term is defined in Rule 12b-2 under the Securities Exchange Act of 1934, as amended), executive officers and directors (collectively, its "Affiliates") are prohibited from acquiring additional shares of CSL Common Stock (except by way of stock dividends or other distributions or offerings made available to holders of CSL Common Stock generally) if the effect of such acquisition would be to increase the number of shares of CSL Common Stock then owned by Interiors and its Affiliates to greater than 51.0% of the shares of CSL Common Stock then outstanding. Notwithstanding the foregoing, in the event Interiors shall own less than 51.0% of the outstanding shares of CSL Common Stock during the standstill period, Interiors may acquire additional shares of CSL Common Stock during the standstill period, provided that the effect of such acquisition would not increase the number of shares of


                               Page 6 of 10 Pages

CSL Common Stock then owned by Interiors and its Affiliates to greater than 51.0% of the shares of CSL Common Stock then outstanding. Subject to the limitations and restrictions contained in the Standstill Agreement, and subject to the Reporting Persons' review of the merits of their investment in CSL and evaluation of their options with respect thereto, any or all of such Reporting Persons (i) may determine to acquire additional shares of CSL Common Stock (or securities convertible into CSL Common Stock) through open market purchases or privately negotiated transactions, (ii) may determine to sell shares of CSL Common Stock (or securities convertible into CSL Common Stock) and/or (iii) may pursue any other options with respect to their investment in CSL.

            In addition, pursuant to the terms of the Purchase Agreement, the Board of Directors of CSL voted to expand the Board of Directors of CSL from four to seven members and appointed four persons to fill vacancies on the Board of Directors of CSL resulting from such expansion and the resignation of one director, three of which persons (including Max Munn) were designated by Interiors and one of which was mutually designated by Interiors and CSL. The Purchase Agreement provides that for a period of not less than 150 days after the closing date of the transaction, six of the seven members of the Board of Directors of CSL shall consist of (a) three persons designated by the Board of Directors of CSL prior to the closing date, and (b) three persons designated by Interiors. From the date on which the Board of Directors holds its first meeting following the closing of the transactions contemplated by the Purchase Agreement to the date which is 150 days following such closing date, the seventh member of the Board of Directors shall be the person previously mutually agreed upon by CSL and Interiors.

            Notwithstanding anything to the contrary contained herein, each of the Reporting Persons reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

            Except as set forth in this Item 4, none of the Reporting Persons nor, to the best of their knowledge, any person named on Exhibit 1 hereto, which is incorporated herein by reference, has any plans or proposals which relate to or would result in any of the actions specified in clauses (a) through (j) of
Item 4 of Schedule 13D.

Item 5. Interest in Securities of Issuer.

            (a). By reason of the execution of the Purchase Agreement and the simultaneous consummation of the transactions contemplated thereby, Interiors is the beneficial owner of 1,191,752 shares of CSL Common Stock, which represent 51.0% of the total number of shares of CSL Common Stock outstanding as of March 2, 1999. By virtue of Laurie Munn's and Max Munn's beneficial ownership of approximately 9.6% of the outstanding shares of Interiors Common Stock and approximately 34.7% of the voting power of Interiors (see Item 2 above), both Laurie Munn and Max Munn may be deemed the indirect beneficial owners of 413,538 shares of CSL Common Stock, which represent 17.7% of the total number of shares of CSL Common Stock outstanding as of March 2, 1999.

            Except as set forth in response to this Item 5(a), none of the Reporting Persons nor, to the best of their knowledge, any person listed on
Exhibit 1 hereto, which is incorporated herein by reference, presently beneficially owns any shares of CSL Common Stock.

            (b). Each of the Reporting Persons has sole voting and dispositive power with respect to all of the shares of CSL Common Stock set forth in response to Item 5(a) above which they beneficially own or are deemed to beneficially own. None of the Reporting Persons shares voting and/or dispositive power with respect to any of the shares of CSL Common Stock set forth in response to Item 5(a) above which they beneficially own or are deemed to beneficially own.


                               Page 7 of 10 Pages

            Except as set forth in response to this Item 5(b), none of the Reporting Persons nor, to the best of their knowledge, any person listed in
Exhibit 1 hereto, which is incorporated herein by reference, presently has the sole or shared power to vote, direct the vote, dispose or direct the disposition of any shares of CSL Common Stock that may be deemed beneficially owned by the Reporting Persons.

            (c). Except for the execution of the Purchase Agreement and the Standstill Agreement and the simultaneous consummation of the transactions contemplated thereby, none of the Reporting Persons nor, to the best of their knowledge, any person listed in Exhibit 1 hereto which is incorporated herein by reference, has effected any transactions in the CSL Common Stock during the past 60 days.

            (d) and (e). Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

            As described above in Items 3 and 4, the Purchase Agreement and the Standstill Agreement provide for various rights and restrictions with respect to the shares of CSL Common Stock beneficially owned by the Reporting Persons.

            The Purchase Agreement and the Standstill Agreement are incorporated herein by reference as Exhibits 2 and 3, respectively, and are incorporated in this Item 6 by reference, and the descriptions herein of such agreements are qualified in their respective entireties by reference to such agreements.

Item 7. Material to be Filed as Exhibits.

            The following documents are being filed as Exhibits to this Statement and are each incorporated by reference herein.

Exhibit No.                         Document
-----------                         --------

  1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Interiors, Inc.

  2 Stock Purchase Agreement, dated as of March 1, 1999, by and between Interiors, Inc. and CSL Lighting Manufacturing, Inc.
               (1)

  3 Standstill Agreement, dated as of March 1, 1999, by and between Interiors, Inc. and CSL Lighting Manufacturing, Inc.
               (2)

  4 Agreement of Joint Filing, dated March 3, 1999, by and between Interiors, Inc., Laurie Munn and Max Munn.

----------

(1) Incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Interiors, Inc. filed with the Securities and Exchange Commission on March 4, 1999 (File No. 0-24352).

(2) Incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K of Interiors, Inc. filed with the Securities and Exchange Commission on March 4, 1999 (File No. 0-24352).


                               Page 8 of 10 Pages

                                   SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 1999                      INTERIORS, INC.


                                          By: /s/ Max Munn
                                             -----------------------------------
                                          Name: Max Munn
                                          Title: President and Chief
                                                 Executive Officer

                                              /s/ Laurie Munn
                                          --------------------------------------
                                                       LAURIE MUNN

                                              /s/ Max Munn
                                          --------------------------------------
                                                         MAX MUNN


                               Page 9 of 10 Pages

                                INDEX TO EXHIBITS

      Exhibit No.                         Document
      -----------                         --------

            1 Name, Business Address, and Present Principal Occupation of Each Executive Officer and Director of Interiors, Inc.

            2 Stock Purchase Agreement, dated as of March 1, 1999, by and between Interiors, Inc. and CSL Lighting Manufacturing, Inc.
                  (1)

            3 Standstill Agreement, dated as of March 1, 1999, by and between Interiors, Inc. and CSL Lighting Manufacturing, Inc.
                  (2)

            4 Agreement of Joint Filing, dated March 3, 1999, by and between Interiors, Inc., Laurie Munn and Max Munn.
----------

      (1) Incorporated by reference to Exhibit 99.1 of the Current Report on Form 8-K of Interiors, Inc. filed with the Securities and Exchange Commission on March 4, 1999 (File No. 0-24362).

      (2) Incorporated by reference to Exhibit 99.2 of the Current Report on Form 8-K of Interiors, Inc. filed with the Securities and Exchange Commission on March 4, 1999 (File No. 0-24362).


                              Page 10 of 10 Pages

                                                                       EXHIBIT 1

DIRECTORS AND EXECUTIVE OFFICERS OF INTERIORS: The name, citizenship, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted with respect to each director and executive officer of Interiors are set forth below:

                                                                    Principal Occupation
                                                                       or Employment if
      Name and                   Positions                            different from the
      Business                     with                                 positions with
       Address                   Interiors              Citizenship       Interiors
       -------                   ---------              -----------       ---------
Max Munn                       President, Chief            U.S.
320 Washington Street          Executive Officer and
Mt. Vernon, NY 10553           Director

Dennis D. D'Amore              Executive Vice              U.S.
320 Washington Street          President and
Mt. Vernon, NY 10553           President of Decorative
                               Accessories Division

Joan York                      Secretary                   U.S.
320 Washington Street
Mt. Vernon, NY 10553

Richard P. Belenski            Executive Vice              U.S.
320 Washington Street          President, Finance and
Mt. Vernon, NY 10553           Administration, and
                               Chief Financial Officer

Todd R. Langner                Executive Vice              U.S.
320 Washington Street          President of Sales and
Mt. Vernon, NY 10553           Marketing

David A. Schwartz              General Counsel             U.S.
320 Washington Street
Mt. Vernon, NY 10553

James J. McCorry               President of Habitat        U.S.
320 Washington Street          Solutions, Inc., a
Mt. Vernon, NY 10553           division of Interiors

Roger Lourie                   Director                    U.S.     General Partner of Tremont
* Pneumatic Tool Sales                                              Associates; President of Misty
  and Repair Co., Inc.                                              Ridge Associates; Chairman of
  129-02 23rd Avenue                                                the Board of Pneumatic Tool
  College Point, NY 11356                                           Sales and Repair Co., Inc. and
* Devin-Adair Publishers, Inc                                       Devin-Adair Publishers, Inc.
  6 North Water Street
  Old Greenwich, CT 06870

Richard Josephberg             Director                    U.S.     Chairman of Josephberg Grosz
Josephberg Grosz & Co., Inc.                                        & Co., Inc.
810 Seventh Avenue
New York, NY 10019

                                                                       EXHIBIT 4


                          AGREEMENT OF JOINT FILING


      Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby consent to the joint filing on their behalf of a single Schedule 13D and any amendments thereto, with respect to the beneficial ownership by each of the undersigned of shares of common stock, par value $0.01 per share, of CSL Lighting Manufacturing, Inc. The undersigned hereby further agree that this statement may be executed in any number of counterparts, each of which when so executed shall be deemed to be an original, but all of which counterparts shall together constitute one and the same instrument.

Dated: March 3, 1999                      INTERIORS, INC.


                                          By: /s/ Max Munn
                                             -----------------------------------
                                          Name: Max Munn
                                          Title: President and Chief
                                                 Executive Officer

                                              /s/ Laurie Munn
                                          --------------------------------------
                                                       LAURIE MUNN

                                              /s/ Max Munn
                                          --------------------------------------
                                                         MAX MUNN